SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2007

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S THIRD QUARTER OF 2007
FINANCIAL AND OPERATING REPORT

Mexico City, October 18, 2007 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the third quarter of 2007.

•
In the third quarter we added 6.2 million subscribers, which brought to 143.4 million our wireless subscriber base. Through September we had gained a total of 18.6 million subscribers. In Central America and the Caribbean we have 3.8 million fixed lines, which together with our wireless lines represent a total of 147.2 million lines at the end of the quarter.

•
Brazil and Mexico led the way with 1.7 and 1.4 million subscriber additions respectively, followed by Argentina, Paraguay and Uruguay with 784 thousand, Colombia with 650 thousand, Central America with574 thousand and Peru with 458 thousand subscribers. Peru is the subsidiary that has exhibited the fastest pace of subscriber growth, 71.4% year-on-year.

•
Our third quarter revenues totaled 77.8 billion pesos. They were up 29.8% annually, with service revenues expanding by 33.3% in the period. Revenues in the nine months to September rose 29.1% year-on-year, to223 billion pesos.

•	EBITDA came in at 31.9 billion pesos, representing an EBITDA margin of 41.0%. Relative to a year before, our EBITDA climbed 44.6%. The total through September amounted to 92.5 billion pesos, 46.9% more than in the same period of 2006.

•	Operating profits increased by 29.9% year-on-year, to 19.7 billion pesos. They were somewhat affected by the acceleration of the depreciation of TDMA equipment in certain countries.

•
Together with a comprehensive financing income of 183 million pesos in the quarter, they helped bring about a net profit of 11.1 billion pesos. In the first nine months of the year our net profit totaled 42.1 billion pesos. It was 26.4% higher than a year before.

•	Our cash flow from operations financed our investment in plant and equipment, the acquisition of our Puerto Rican subsidiary and our share buy-backs and dividend payments, which together amounted to56.5 billion pesos. Our net debt has increased by only 0.8 billion pesos this year, to 69.9 billion pesos at the end of September.

•
This month our Board of Directors decided to recommend to our Shareholders Assembly the payment of an extraordinary dividend of 1 peso per share. If approved by the Assembly, the payment would take place on November 6th.

América Móvil Fundamentals

Constant Mex$

	3Q07	3Q06	Var. %	Jan-Sep’07	Jan-Sep’06	Var. %

EPS (Mex$)*	0.32	0.32	0.4%	1.19	0.92	29.5%
Earning per ADR (US$)**	0.57	0.58	-0.2%	2.17	1.68	29.1%
Net Income (millions of Mex$ )	11,107	11,336	-2.0%	42,088	33,301	26.4%
EBITDA (millions of Mex$)	31,909	22,060	44.6%	92,519	62,974	46.9%
EBIT (millions of Mex$)	19,736	15,189	29.9%	63,645	42,857	48.5%

Shares Outstanding (billion)***	35.11	35.99	-2.4%	35.24	36.11	-2.4%
ADRs Outstanding (millions)**	747	970	-22.9%	749	971	-22.9%

* Net Income / Total Shares outstanding ** 20 shares per ADR

Relevant Events

In August, we agreed to acquire a 100% ownership interest in Oceanic Digital Jamaica, which provides wireless and value added services throughout the island. The completion of the transaction is subject to regulatory approvals and other conditions and is expected to take place in the fourth quarter of 2007.

In October, AMX Peru issued its first corporate bond. It placed with investors bonds in the amount of 125 million Peruvian Soles (approximately 40 million dollars equivalent) at a rate of 6.40% with a 5-year maturity. This was the largest bond issued in the country throughout the year.

Over the last few years we captured a very significant share of the Latin American wireless market. We have been reducing our prices per minute and have generally encouraged greater usage of our wireless services. The position we have attained in Latin America and the healthy economic environment we are encountering in the region provide a solid platform for our continued growth in these markets in the years to come, with revenues expected to be buoyed by strong subscriber and usage growth trends.

América Móvil is already fairly advanced in the process of rolling out its UMTS (3G) services in various Latin American countries. This new technology will allow us to provide a broad array of new services to our clients, including wireless broadband accesses.

América Móvil's Subsidiaries & Affiliates as of September 2007

Country	Company	Business	Equity Participation	Consolidation Method

Subsidiaries
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Argentina	CTI Móvil	wireless	100.0%	Global Consolidation Method
- Brazil	Claro	wireless	100.0%	Global Consolidation Method
- Chile	Claro	wireless	100.0%	Global Consolidation Method
- Colombia	Comcel	wireless	99.3%	Global Consolidation Method
- Dominicana	Claro	wireless, wireline	100.0%	Global Consolidation Method
- Ecuador	Conecel	wireless	100.0%	Global Consolidation Method
- El Salvador	Claro	wireless, wireline	95.8%	Global Consolidation Method
- Guatemala	Claro	wireless, wireline	99.1%	Global Consolidation Method
- Honduras	Claro	wireless	100.0%	Global Consolidation Method
- Nicaragua	Claro	wireless, wireline	99.3%	Global Consolidation Method
- Paraguay	CTI Móvil	wireless	100.0%	Global Consolidation Method
- Peru	Claro	wireless	100.0%	Global Consolidation Method
- Puerto Rico	Claro	wireless, wireline	100.0%	Global Consolidation Method
- Uruguay	CTI Móvil	wireless	100.0%	Global Consolidation Method
- USA	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliate
- Mexico	Televista	other	45.00%	Equity Method

Subscribers

América Móvil added 6.2 million subscribers in the third quarter bringing the total through September to 18.6 million. The quarter’s net additions were similar to the ones obtained a year before and were somewhat higher than those of the previous quarter. Our subscriber base topped 143 million wireless subscribers, 25.9% more than a year before. Including 3.8 million fixed lines in Central America and the Caribbean, we had a total of 147.2 million lines in place at the end of September.

We added 1.4 million subscribers in Mexico in the third quarter, 20.0% more than in the previous one, which brought to 47.5 million our Mexican subscriber base. The latter was up 3.0% sequentially and 16.7% annually.

In Brazil we had our best third quarter ever, having added 1.7 million wireless subscribers, 41.4% more than a year ago. Net additions for the first nine months of the year climbed to 4.1 million. They were 16.7% higher than those obtained in the same period of 2006, and brought to nearly 28 million our Brazilian subscriber base, which rose 6.6% on the quarter and 26.2% year-on-year.

In Argentina, Paraguay and Uruguay, we obtained 784 thousand new subscribers in the third quarter—2.6 million subscribers in the nine months to September—to end the quarter with 13.5 million clients. This figure represents an increase of 6.2% in the quarter and of 39.7% year-on-year.

Our Colombian operation added 650 thousand subscribers in the quarter, whereas in Peru and Ecuador, net additions came in at 458 thousand and 379 thousand, respectively. Peru is the operation that has exhibited the fastest pace of subscriber growth, having grown by 71.4% over a year before.

In Chile, on the other hand, we had a cleansing of our subscriber base, which resulted in a net reduction of 132 thousand subscribers. Our subscriber base in Chile now stands at just over 2.5 million.

Subscribers as of September 2007

Thousands

			Total(1)

Country	Sep'07	Jun'07	Var.%	Sep'06	Var.%

Mexico	47,516	46,114	3.0%	40,720	16.7%

Brazil	27,981	26,252	6.6%	22,172	26.2%

Chile	2,562	2,694	-4.9%	2,103	21.8%
Argentina, Paraguay and Uruguay	13,520	12,735	6.2%	9,680	39.7%

Colombia	21,257	20,607	3.2%	18,755	13.3%
Ecuador	6,596	6,216	6.1%	5,212	26.5%
Peru	4,815	4,357	10.5%	2,809	71.4%

Central America	7,345	6,771	8.5%	5,250	39.9%

Caribe	3,000	2,913	3.0%	2,663	12.7%

USA	8,803	8,576	2.6%	7,230	21.8%

Total Wireless	143,394	137,236	4.5%	113,930	25.9%

Central America	2,114	2,114	0.0%	2,072	2.0%
Caribe	1,688	1,710	-1.3%	1,795	-5.9%

Total Fixed	3,802	3,824	-0.6%	2,072	83.5%

Total Lines	147,196	141,060	4.3%	116,002	26.9%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Total wireless historical data does not include recent acquisitions.

In Central America, our operations added 574 thousand wireless subscribers in the third quarter, 34.2% more than a year before. Our combined base, 7.3 million subscribers, is greater by almost 1.5 million than it was at the end of 2006. At 60% year-on-year, our Honduras subscriber base grew more rapidly than that of its neighbors.

As regards the Caribbean we obtained 87 thousand new clients in the third quarter whereas in the US we gained 227 thousand subscribers in the period to reach a total of 8.8 million subscribers, 21.8% more than a year before.

At the end of September we had a total of 3.8 million landlines in Central America and the Caribbean. The overall number of accesses—including DSL and cable—has been rising in the region.

América Móvil Consolidated Results

América Móvil’s third quarter revenues rose 29.8% year-on-year, to 77.8 billion pesos, with service revenues up 33.3% in the period. Through September, revenues totaled almost 223 billion pesos, 29.1% more than in the first nine months of the previous year, driven by service revenues that expanded at an annual rate of 32.5% .

Third quarter EBITDA, 31.9 billion pesos, was up 44.6% on the previous year, as the EBITDA margin increased to 41.0% from 36.8% a year before, with most operations increasing their margins, particularly in Brazil, Colombia and in Argentina-Paraguay-Uruguay, where margins shot up by 11 to 12 percentage points year-on-year. Through September EBITDA totaled 92.5 billion pesos, 46.9% more than in the same period of 2006.

America Movil's Income Statement (in accordance with Mexican GAAP)

Millions of constant Mex$

	3Q07	3Q06	Var.%	Jan - Sep 07	Jan - Sep 06	Var.%

Service Revenues	67,162	50,391	33.3%	192,734	145,511	32.5%
Equipment Revenues	10,661	9,545	11.7%	30,248	27,162	11.4%

Total Revenues	77,823	59,936	29.8%	222,982	172,673	29.1%

Cost of Service	16,193	12,285	31.8%	44,853	33,465	34.0%
Cost of Equipment	16,674	15,116	10.3%	48,343	44,599	8.4%
Selling, General & Administrative Expenses	13,047	10,476	24.5%	37,267	31,635	17.8%

Total Costs and Expenses	45,914	37,876	21.2%	130,463	109,699	18.9%

EBITDA	31,909	22,060	44.6%	92,519	62,974	46.9%
% of Total Revenues	41.0%	36.8%		41.5%	36.5%

Depreciation & Amortization	12,173	6,871	77.2%	28,874	20,117	43.5%

EBIT	19,736	15,189	29.9%	63,645	42,857	48.5%
% of Total Revenues	25.4%	25.3%		28.5%	24.8%

Net Interest Expense	736	786	-6.4%	3,560	2,979	19.5%
Other Financial Expenses	281	1,771	-84.1%	1,431	1,170	22.3%
Foreign Exchange Loss	543	-913	159.4%	-2,002	-1,643	-21.8%
Monetary Result	-1,742	-929	-87.5%	-3,444	-2,008	-71.5%

Comprehensive Financing Cost (Income)	-183	715	-125.6%	-454	498	-191.3%

Other Income and Expenses	1,451	-598	342.8%	2,597	-1,560	266.5%
Income & Deferred Taxes	7,343	3,733	96.7%	19,356	10,616	82.3%

Net Income before Minority Interest and Equity	11,124	11,339	-1.9%	42,146	33,303	26.6%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	5	9	-46.2%	45	43	4.6%
Minority Interest	-22	-9	-144.5%	-104	-45	-133.4%

Net Income	11,107	11,338	-2.0%	42,088	33,301	26.4%

*n.m. = not meaningful

Balance Sheet (in accordance with Mexican GAAP)*

América Móvil Consolidated
Millions of Constant Mex$

	Sep'07	Dec'06	Var.%	Sep'06	Var.%		Sep'07	Dec'06	Var.%	Sep'06	Var.%

Current Assets						Current Liabilities
Cash & Securities	27,384	44,450	-38.4%	45,369	-39.6%	Short Term Debt**	13,317	25,835	-48.5%	10,540	26.3%
Accounts Receivable	41,676	41,814	-0.3%	33,152	25.7%	Accounts Payable	61,422	62,748	-2.1%	58,234	5.5%
Other Current Assets	6,349	5,125	23.9%	5,733	10.7%	Other Current Liabilities	27,111	35,849	-24.4%	25,965	4.4%

Inventories	19,771	19,779	0.0%	16,700	18.4%		101,850	124,431	-18.1%	94,739	7.5%

	95,180	111,167	-14.4%	100,955	-5.7%

Long-Term Assets
Plant & Equipment	157,690	141,021	11.8%	125,665	25.5%
Investments in Affiliates	571	572	-0.2%	609	-6.1%	Long-Term Liabilities
						Long Term Debt	84,010	87,750	-4.3%	74,799	12.3%
Deferred Assets						Other Liabilities	14,621	3,631	302.7%	3,921	272.8%

Goodwill (Net)	44,854	26,322	70.4%	13,005	244.9%		98,631	91,381	7.9%	78,721	25.3%
Brands, Patents & Licenses	41,184	40,249	2.3%	41,110	0.2%
Deferred Assets	10,942	8,583	27.5%	8,528	28.3%
						Shareholder's Equity	149,941	112,102	33.8%	116,412	28.8%

Total Assets	350,422	327,914	6.9%	289,871	20.9%	Total Liabilities and Equity	350,422	327,914	6.9%	289,871	20.9%

* This presentation conforms with that of América Móvil's audited financial statements
** Includes current portion of Long Term Debt

The quarter’s operating profit was affected by an acceleration of depreciation charges related to the phasing out of TDMA services in some countries. It rose 29.9% year-on-year to 19.7 billion pesos, which brought to 63.6 billion pesos the total for the first nine months of the year. This figure was up 48.5% in annual terms.

We obtained a comprehensive financing income of 183 million pesos in the quarter and 454 million pesos in the first nine months of the year, as foreign exchange gains and the inflationary benefit from our net debt position more than offset net interest payments. Pursuant to guidelines under Mexican GAAP that took effect this year, América Móvil has moved to capitalize as investment a portion of its financial charges.

Our net profit for the quarter was 11.1 billion pesos and 42.1 billion pesos through September, up 26.4% on the previous year. It was equivalent to 32 peso cents per share or 57 dollar cents per ADR. The net profit was affected by the greater depreciation charges mentioned above and other non-cash charges (under other income and expenses) associated with the dismantling of TDMA equipment in some countries.

Financial Debt of América Móvil *

Millions of dollars

	Sep-07	Dec-06

Peso - denominated debt	2,031	3,725
Bonds and other securities	1,707	2,946
Banks and others	323	780
U.S. Dollar - denominated debt	5,774	5,793
Bonds and other securities	3,293	3,593
Banks and others	2,481	2,200
Debt denominated in other currencies	1,105	691
Bonds and other securities	447	469
Banks and others	658	222

Total Debt	8,909	10,209
Short-term debt and current portion of long-term debt	1,219	2,322
Long-term debt	7,690	7,887

* This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure

Our net debt ended September at 69.9 billion pesos, slightly higher than the 69.1 billion pesos level at which it started the year. In the nine months to September América Móvil’s cash flow from operations financed for the most part the acquisition of our Puerto Rican subsidiary (24.4 billion pesos), share buybacks and dividend payments in the amount of 14.2 billion pesos and capital expenditures totaling 17.9 billion pesos, all of which represented an aggregate outlay of 56.5 billion pesos.

Mexico

Our Mexican operation gained 1.4 million subscribers in the third quarter. Telcel’s subscriber base thus reached 47.5 million, having grown by 4.3 million subscribers in the first nine months of the year. Postpaid subscribers continued to increase more rapidly than prepaids, both quarter-over-quarter and in annual terms.

Driven by service revenues that expanded 2.1% sequentially and 13.8% year-on-year (in constant pesos), Telcel’s third quarter revenues reached 31.4 billion pesos, bringing to 91.6 billion pesos the figure for the nine months to September. Usage is in a clear upward trend, with MOUs increasing 10.7% on the quarter and 29.9% relative to a year ago, partly driven by lower prices per minute.

EBITDA rose 18.6% with respect to the third quarter of 2006, with the EBITDA margin increasing from 50.7% to 53.4% . Through September our Mexican operation had generated nearly 50 billion pesos in EBITDA, 21.0% more than a year ago.

INCOME STATEMENT

Mexico
Millions of Constant Mex$

	3Q07	3Q06	Var. %	Jan - Sep 07	Jan - Sep 06	Var. %

Revenues	31,417	27,920	12.5%	91,646	80,908	13.3%

EBITDA	16,786	14,156	18.6%	49,434	40,857	21.0%
%	53.4%	50.7%		53.9%	50.5%

EBIT	14,806	12,220	21.2%	43,481	35,305	23.2%
%	47.1%	43.8%		47.4%	43.6%

Mexico´s Operating Data

	3Q07	3Q06	Var.%

Wireless Subscribers (thousands)	47,516	40,720	16.7%
Postpaid	3,544	2,877	23.2%
Prepaid	43,972	37,843	16.2%
MOU	144	111	29.9%
ARPU (Constant Mex$)	185	190	-2.2%
Churn (%)	3.4%	3.1%	0.21

Argentina, Paraguay and Uruguay

Our combined subscriber base in Argentina, Paraguay and Uruguay topped 13.5 million subscribers, increasing 6.2% over the quarter and 39.7% as compared to a year ago. In the nine months to September, CTI Móvil added 2.6 million clients, of which 784 thousand were obtained in the third quarter.

Revenues for the quarter came in at 1.5 billion Argentinean pesos, up 12.2% over the quarter, and 28.2% year-on-year. Service revenues had a good pick-up in the quarter, rising 14.3% sequentially and 38.0% annually, resulting in a 6.2% sequential increase in our blended ARPU. In the first nine months of the year, CTI’s revenues totaled 4.1 billion Argentinean pesos. They were up 30.2% in annual terms, driven by strong service revenue growth of 35.0% .

EBITDA for the period was 430 million Argentinean pesos, 19.2% greater than that of the previous quarter and more than double the previous year’s figure. The quarter’s EBITDA margin stood at 28.6%, having expanded over eleven percentage points in a year. Year-to-September EBITDA totaled 1.1 billion Argentinean pesos, up 77.1% from a year ago, with the margin for the first nine months rising to 27.2% from 20.0% in the same period of 2006.

INCOME STATEMENT

Argentina, Paraguay & Uruguay
Millions of ARP$

	3Q07	3Q06	Var. %	Jan - Sep 07	Jan - Sep 06	Var. %

Revenues	1,505	1,174	28.2%	4,130	3,172	30.2%

EBITDA	430	206	108.8%	1,124	635	77.1%
%	28.6%	17.5%		27.2%	20.0%

EBIT	327	127	157.4%	828	418	98.4%
%	21.8%	10.8%		20.1%	13.2%

Argentina, Paraguay & Uruguay Operating Data

	3Q07	3Q06	Var.%

Wireless Subscribers (thousands)	13,520	9,680	39.7%
Postpaid	1,461	976	49.6%
Prepaid	12,059	8,704	38.5%
MOU	125	133	-6.0%
ARPU (ARG$)	32	34	-5.9%
Churn (%)	2.3%	1.9%	0.39

Brazil

Claro registered its highest number of third quarter net subscriber additions ever—1.7 million—bringing to 4.1 million the additions in the first nine months of the year. These were 16.7% higher than the ones obtained in 2006. At the end of September we had close to 28 million clients, 6.6% more than in the previous quarter and 26.2% more than a year before. It is worth noting that our postpaid subscriber base is growing almost twice as fast as our prepaid one.

Brazil generated revenues of 2.5 billion reais during the quarter, up 4.4% sequentially and 18.9% annually, with service revenues expanding 7.3% quarter-on-quarter and 24.2% annually. In spite of the strong growth of service revenues, ARPU was flat over the quarter given the high number of net subscriber additions in the period. Usage has been increasing at a solid pace, with MOUs rising 11.5% sequentially.

Through September Claro’s revenues came in at 7.1 billion reais, after climbing 18.0% year-on-year on the back of service revenues that increased by 22.7% .

At 635 million reais, third quarter EBITDA more than doubled the previous year’s, supported by strong service revenue growth and by the expansion of its EBITDA margin, which rose 12.7 percentage points from a year before, to 25.0% . In the first nine months of 2007, Claro generated 1.8 billion reais of EBITDA, which translates into a 25.6% margin, nearly thirteen percentage points higher than a year before. Year-to-September EBITDA was up 138.1% year-on-year.

INCOME STATEMENT

Brazil
Millions of R$

	3Q07	3Q06	Var. %	Jan - Sep 07	Jan - Sep 06	Var. %

Revenues	2,538	2,134	18.9%	7,124	6,035	18.0%

EBITDA	635	284	123.4%	1,826	767	138.1%
%	25.0%	13.3%		25.6%	12.7%

EBIT	4	-125	103.4%	346	-438	179.1%
%	0.2%	-5.9%		4.9%	-7.3%

Brazil´s Operating Data

	3Q07	3Q06	Var.%

Wireless Subscribers (thousands)	27,981	22,172	26.2%
Postpaid	5,253	3,711	41.5%
Prepaid	22,728	18,461	23.1%
MOU	80	75	6.1%
ARPU (R$)	27	28	-1.2%
Churn (%)	2.8%	3.0%	(0.23)

Chile

Our subscriber base in Chile came down by 132 thousand subscribers in the third quarter as a result of a cleansing of our subscriber base. Nonetheless, through September we had added 190 thousand subscribers. At 2.6 million subscribers at the end of that month, our base had increased by 21.8% year-on-year.

Revenues of 62.3 billion Chilean pesos were up nearly 30% in annual terms, with service revenues expanding by almost 40%. Through September, revenues totaled 193.7 billion pesos, 47.4% more than a year before.

We are determined to continue improving our GSM coverage and will launch shortly our 3G services. We will keep on expanding our distribution channels as we carry on promoting our Claro brand which was very well accepted and has rapidly gained recognition.

INCOME STATEMENT

Chile
Millions of P$

	3Q07	3Q06	Var. %	Jan - Sep 07	Jan - Sep 06	Var. %

Revenues	62,318	47,958	29.9%	193,738	131,464	47.4%

EBITDA	-8,821	3,945	-323.6%	-17,487	18,606	-194.0%
%	-14.2%	8.2%		-9.0%	14.2%

EBIT	-15,892	-3,242	-390.2%	-38,982	-1,624	n.m.
%	-25.5%	-6.8%		-20.1%	-1.2%

Chile´s Operating Data

	3Q07	3Q06	Var.%

Wireless Subscribers (thousands)	2,562	2,103	21.8%
Postpaid	461	350	31.7%
Prepaid	2,100	1,752	19.9%
MOU	128	128	0.0%
ARPU (Chilean$)	7,143	6,597	8.3%
Churn (%)	5.7%	1.9%	3.75

Colombia

In Colombia we ended September with 21.3 million wireless subscribers, after adding 650 thousand clients in the third quarter. Our subscriber base was up 3.2% over the quarter and 13.3% relative to last year.

Revenues for the period climbed 19.8% year-on-year to 1.4 trillion Colombian pesos, bringing to 4.1 trillion Colombian pesos the total for the first nine months of 2007. The latter figure was up 23.8% year-on-year, with service revenues rising somewhat more rapidly. ARPU was practically flat relative to the previous quarter, but increased 3.1% on an annual basis, with MOUs growing 11.8% .

Colombia’s EBITDA totaled 689 billion Colombian pesos in the quarter, up 4.4% sequentially and 54% in relation to the previous year. Our EBITDA margin is at 50.1% having climbed 11.2 percentage points over the last year. In the nine months to September, it totaled 2 billion Colombian pesos, 87.4% more than a year before.

INCOME STATEMENT

Colombia
Billions of COP$

	3Q07	3Q06	Var.%	Jan - Sep 07	Jan - Sep 06	Var.%

Revenues	1,376	1,149	19.8%	4,074	3,292	23.8%

EBITDA	689	447	54.0%	2,000	1,067	87.4%
%	50.1%	38.9%		49.1%	32.4%

EBIT	94	308	-69.5%	1,106	648	70.8%
%	6.8%	26.8%		27.1%	19.7%

Colombia´s Operating Data

	3Q07	3Q06	Var.%

Wireless Subscribers (thousands)	21,257	18,755	13.3%
Postpaid	3,162	2,706	16.9%
Prepaid	18,095	16,049	12.7%
MOU	122	109	11.8%
ARPU (COP$)	19,280	18,698	3.1%
Churn (%)	2.4%	1.8%	0.51

Ecuador

After adding 939 thousand clients in the first nine months to September—379 thousand in the third quarter—our subscriber base reached 6.6 million clients resulting in a 6.1% quarterly increase and a 26.5% annual increase.

Third quarter revenues totaled 213 million dollars, up 22.1% year-on-year, bringing the figure for the nine months to September to 641 million dollars, a 23.8% annual increase.

At 89 million dollars in the quarter and 270 million dollars in the nine months to September, EBITDA has remained stable relative to our revenues.

INCOME STATEMENT

Ecuador
Millions of US$

	3Q07	3Q06	Var. %	Jan - Sep 07	Jan - Sep 06	Var. %

Revenues	213	174	22.1%	641	518	23.8%

EBITDA	89	70	27.0%	270	163	65.7%
%	41.9%	40.3%		42.2%	31.5%

EBIT	66	51	29.2%	200	110	81.6%
%	31.0%	29.3%		31.3%	21.3%

Ecuador´s Operating Data

	3Q07	3Q06	Var.%

Wireless Subscribers (thousands)	6,596	5,212	26.5%
Postpaid	721	572	26.0%
Prepaid	5,875	4,641	26.6%
MOU	62	59	5.0%
ARPU (US$)	9	10	-8.2%
Churn (%)	2.6%	3.0%	(0.44)

Peru

Our Peruvian operation is the fastest growing of our subsidiaries. Its net additions in the quarter—458 thousand—were 40.4% greater than in the same period of last year and helped the total through the year rise to 1.4 million. Our subscriber base ended September with 4.8 million clients, 10.5% more than in the previous quarter and 71.4% higher year-on-year.

Revenues of 455 million soles were up 6.4% in the quarter and 34.3% annually, with service revenues rising 7.8% in the quarter. Through September, revenues climbed 38.3% relative to the previous year, to 1.3 billion soles.

EBITDA rose even more rapidly than revenues, expanding by 14.3% sequentially, to 157 million soles. The EBITDA margin, 34.6%, was somewhat lower than the one seen a year before (36.0%) on account of the important number of net additions in the quarter and its impact on subscriber acquisition costs. In the first nine months of the year, EBITDA totaled 430 million soles, 37.5% more than a year before, with the margin flat year-on-year.

INCOME STATEMENT

Peru
Millions of Soles

	3Q07	3Q06	Var. %	Jan - Sep 07	Jan - Sep 06	Var. %

Revenues	455	338	34.3%	1,287	931	38.3%

EBITDA	157	122	29.1%	430	313	37.5%
%	34.6%	36.0%		33.4%	33.6%

EBIT	110	72	52.1%	284	166	71.3%
%	24.2%	21.4%		22.1%	17.8%

Peru´s Operating Data

	3Q07	3Q06	Var.%

Wireless Subscribers (thousands)	4,815	2,809	71.4%
Postpaid	462	280	64.7%
Prepaid	4,353	2,529	72.2%
MOU	79	67	18.4%
ARPU (Sol)	27	35	-23.2%
Churn (%)	2.6%	2.3%	0.32

Central America

Our combined wireless subscriber base in Central America increased by nearly 40% year-on-year to reach 7.3 million subscribers, having added 574 thousand wireless subscribers in the third quarter (34.2% more than in the same quarter of last year) and 1.5 million in the nine months to September.

Revenues added up to 374 million dollars in the third quarter and 1.1 billion dollars through September. EBITDA for the quarter was 186 million dollars, which represents almost 50% of our revenues. Year-to-September EBITDA came in at 568 million dollars, which translates into a 51.1% EBITDA margin.

INCOME STATEMENT

Central America Consolidated
Millions of US$

	3Q07	3Q06	Var. %	Jan - Sep 07	Jan - Sep 06	Var. %

Revenues	374	372	0.6%	1,113	1,100	1.1%

EBITDA	186	177	5.3%	568	533	6.6%
%	49.7%	47.5%		51.1%	48.5%

EBIT	118	115	2.8%	369	358	3.0%
%	31.6%	30.9%		33.2%	32.5%

Central America's Operating Data

	3Q07	3Q06	Var.%

Wireless Subscribers (thousands)	7,345	5,250	39.9%
Postpaid	408	334	22.2%
Prepaid	6,937	4,916	41.1%
Fixed Lines (thousands)	2,114	2,072	2.0%

Total Lines (Wireless + Fixed, 000's)	9,459	7,322	29.2%
MOU(2)	131	148	-11.6%
ARPU (US$)	8	9	-17.1%
Churn (%)	1.1%	0.8%	0.30

Caribbean

Our operations in the Dominican Republic and Puerto Rico reached a total of three million wireless subscribers, after adding 87 thousand clients in the quarter.

Third quarter revenues amounted to 546 million dollars, with EBITDA of 224 million dollars, 6.8% above the previous quarter. The EBITDA margin for the period came in at 41.0% .

Both operations have already launched the Claro brand. The one in the Dominican Republic is already offering GSM services, while that in Puerto Rico should begin to do so next year.

INCOME STATEMENT

The Caribbean
Millions of US$

	3Q07	3Q06	Var. %	Jan - Sep 07	Jan - Sep 06	Var. %

Revenues	546	549	-0.5%	1,626	1,635	-0.5%

EBITDA	224	228	-1.7%	645	660	-2.2%
%	41.0%	41.6%		39.7%	40.3%

EBIT	140	135	3.7%	382	388	-1.6%
%	25.6%	24.6%		23.5%	23.7%

The caribbean´s Operating Data**

3Q07

Wireless Subscribers (thousands)	3,000
Postpaid	754
Prepaid	2,246
Fixed Lines (thousands)	1,688

Total Lines (Wireless + Fixed, 000's)	4,688
MOU(2)	309
ARPU (US$)	20
Churn (%) (2)	4.2%

** Includes Puerto Rico and Dominican Republic
* wireless only

United States

After adding 227 thousand subscribers in the quarter and 907 thousand in the first nine months of the year, Tracfone reached a total of 8.8 million subscribers in September, 21.8% more than a year before.

Third quarter revenues amounted to 344 million dollars, pushing the total for the first nine months of the year over the one billion dollar mark. Service revenues through September expanded at a 12.0% annual rate.

EBITDA for the third quarter jumped 53.8% on a sequential basis to 46 million dollars as the margin climbed to 13.2% . Year-to-September we generated 143 million dollars of EBITDA, more than doubling the figure registered in equal period of 2006. The EBITDA margin in the first nine months of the year came in at 13.8%, improving on the previous year’s by seven percentage points.

INCOME STATEMENT

United States
Millions of US$

	3Q07	3Q06	Var. %	Jan - Sep 07	Jan - Sep 06	Var. %

Revenues	344	330	4.4%	1,038	969	7.1%

EBITDA	46	37	21.5%	143	66	117.2%
%	13.2%	11.4%		13.8%	6.8%

EBIT	40	32	24.3%	127	51	149.6%
%	11.7%	9.8%		12.2%	5.2%

United States´ Operating Data

	3Q07	3Q06	Var.%

Wireless Subscribers (thousands)	8,803	7,230	21.8%
MOU	73	68	6.6%
ARPU (US$)	12	13	-12.4%
Churn (%)	5.0%	5.4%	(0.36)

Glossary of Terms

ARPU – Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

Capex – Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn – Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin – The ratio of EBIT to total operating revenue.

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin – The ratio of EBITDA to total operating revenue.

EDGE – Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos) – Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers – Subscribers weighted by the economic interest held in each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS – General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services. It is a second generation technology.

Gross additions – Total number of subscribers acquired during the period.

Licensed pops – Licensed population. Population covered by the licenses that each of the companies manage.

Market share – A company’s subscriber base divided by the total number of subscribers in that country.

MOU – Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions – The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt – Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA – The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid – Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid – Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk – Enables compatible mobile phones to function like two-way radios.

SMS – Short Message Service.

SAC – Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates

	3Q07	3Q06	Var.%	Jan - Sep 07	Jan - Sep 06	Var.%

Mexico
EoP	10.92	11.02	-0.8%	10.92	11.02	-0.8%
Average	11.01	10.94	0.6%	10.98	10.93	0.5%

Brazil
EoP	10.92	2.17	402.5%	10.92	2.17	402.5%
Average	1.89	2.16	-12.5%	1.98	2.17	-8.7%

Argentina
EoP	3.15	3.10	1.5%	3.15	3.10	1.5%
Average	3.14	3.09	1.7%	3.11	3.08	1.0%

Chile
EoP	511	537	-4.8%	511	537	-4.8%
Average	519	539	-3.8%	529	530	-0.3%

Colombia
EoP	2,013	2,397	-16.0%	2,013	2,397	-16.0%
Average	2,052	2,407	-14.7%	2,088	2,390	-12.6%

Guatemala
EoP	7.75	7.62	1.7%	7.75	7.62	1.7%
Average	7.71	7.60	1.3%	7.70	7.60	1.3%

Honduras
EoP	19.03	19.03	0.0%	19.03	19.03	0.0%
Average	19.03	19.03	0.0%	19.03	19.03	0.0%

Nicaragua
EoP	18.67	17.78	5.0%	18.67	17.78	5.0%
Average	18.59	17.71	5.0%	18.59	17.71	5.0%

Peru
EoP	3.09	3.25	-5.0%	3.09	3.25	-5.0%
Average	3.14	3.24	-3.3%	3.14	3.24	-3.3%

Paraguay
EoP	5,020	5,370	-6.5%	5,020	5,370	-6.5%
Average	5,070	5,430	-6.6%	5,111	5,748	-11.1%

Uruguay
EoP	23.15	23.91	-3.2%	23.15	23.91	-3.2%
Average	23.49	23.96	-2.0%	23.91	23.91	0.0%

Dominican
EoP	33.59	32.90	2.1%	33.59	32.90	2.1%
Average	33.20	32.86	1.0%	33.07	33.18	-0.3%

For further information please visit our website at:

http://www.americamovil.com

Legal Disclaimer

América Móvil, S.A. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2007

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer